SUBJECT TO COMPLETION, DATED JULY 1, 2014

PROSPECTUS

<p align="center">Maximum Offering of 75,000,000 Shares of Common Stock</p>



VII Peaks Co-Optivist Income BDC II, Inc.

Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company's management to restructure the underlying securities and improve the liquidity position of the target company's balance sheet. We employ a proprietary "Co-Optivist" ™ approach ("cooperative activism", Co-Optivist ™ is a registered trademark of VII Peaks Capital, LLC and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders. **There can be no assurance that any of these objectives will be achieved.**

We are managed by VII Peaks Capital, LLC, or our Manager, which is registered as an investment adviser with the Securities and Exchange Commission. We have elected to be treated for federal income tax purposes, as a regulated investment company under the Internal Revenue Code, as amended.

Through our dealer manager, Axiom Capital Management, Inc., or Axiom, we are offering up to 75,000,000 of our shares of common stock in this offering at an initial offering price of $10.15 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Axiom is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. The minimum permitted purchase is $5,000 of our shares.

- **Our distributions historically have not been based on our investment performance; instead, a significant portion has constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities. In 2013 and the first quarter of 2014, the portion of our distributions that constituted a return of capital was 33% and 67%, respectively. You should assume that a substantial part of our distributions will continue to be funded from paid in capital until our net assets increase sufficiently to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets, or until our Manager enters into an expense support agreement with us.**

- **You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.**

- **We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.**

- **We have implemented a quarterly tender offer program, but only a limited number of shares of common stock will be eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.**

- **You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See "Tender Offer Program," "Suitability Standards" and "Liquidity Strategy."**

Shares of our common stock are appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the substantial risks associated with such an investment. See "Suitability Standards" and "Risk Factors." We intend to continuously offer shares

Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. We may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the investment advisory agreement as described elsewhere in this prospectus. See "Estimated Use of Proceeds."

Distributions

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. **Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital.** A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities. The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital since the inception of operations:

Period	Per Share	Net Investment Income	Realized Gains from Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.183750	64%	0%	36%
October 1, 2012 – December 31, 2012	$0.260750	59%	0%	41%
January 1, 2013 – March 31. 2013	$0.262586	67%	13%	20%
April 1, 2013 – June 30, 2013	$0.186504	70%	23%	7%
July 1, 2013 – September 30, 2013	$0.186504	48%	15%	37%
October 1, 2013 – December 31, 2013	$0.186504	0%	41%	59%
January 1, 2014 – March 31, 2014	$0.186504	20%	13%	67%
Total	$1.453102			

We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets.

There can be no assurance that we will be able to sustain distributions at any particular level.

Distribution Reinvestment Plan

We have adopted an "opt-in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. If you wish to receive your distribution in cash, no action will be required on your part to do so. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator's fees under the plan. Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus. Prior to

DISTRIBUTIONS

Subject to our board of trustees' discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a semi-monthly basis and pay such distributions on a semi-monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. **Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital.** A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities constitutes the return of capital previously paid to us for shares of our common stock.

The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital on a quarterly basis since the inception of operations:

Period	Per Share	Net Investment Income	Realized Gains from Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.183750	64%	0%	36%
October 1, 2012 – December 31, 2012	$0.260750	59%	0%	41%
January 1, 2013 – March 31. 2013	$0.262586	67%	13%	20%
April 1, 2013 – June 30, 2013	$0.186504	70%	23%	7%
July 1, 2013 – September 30, 2013	$0.186504	48%	15%	37%
October 1, 2013 – December 31, 2013	$0.186504	0%	41%	59%
January 1, 2014 – March 31, 2014	$0.186504	20%	13%	67%
Total	$1.453102			

We expect to continue making distributions at the same distribution rate unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (*i.e.*, paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. **We expect that our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets.** As a result, for the foreseeable future, a portion of the distributions we make will represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make distribution

reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See "Distribution Reinvestment Plan."

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the fiscal years ended December 31, 2012 and 2013, and the three months ended March 31, 2014:

Source of Distributions:	Three months ended March 31, 2014 (est.)		Year ended December 31, 2013		Year ended December 31, 2012	
Distributions from net investment income	$ 124	20%	$ 747	44%	$ 150	60%
Distributions from net realized gain on investments	$ 85	13%	$ 395	23%	$ --	--%
Distributions from paid in capital	$ 423	67%	$ 555	33%	$ 100	40%
Total	$ 632	100%	$ 1,697	100%	$ 250	100%

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If we are unable to raise substantial funds in our continuous "best efforts" offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby Axiom and any selected dealers who enter into agreements with Axiom are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. To the extent that less than the maximum number of shares is sold, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

If we are unable to raise substantial funds in our continuous "best efforts" offering, our distributions may continue to constitute a return of capital or we may have to reduce our distribution rate.

Since we have commenced operations, we have implemented a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. Our distributions have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future.   Our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets.

Our continuous offering is being made on a best efforts basis, whereby Axiom and any selected dealers who enter into agreements with Axiom are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. If we are unable to increase our net assets to a level sufficient to make our distributions from investment income, we may have to reduce our distribution rate. If we do not increase our net assets sufficiently, and do not decrease our distribution rate, a substantial part of our distributions will continue to constitute a return of capital, which will decrease the net asset value per share of our common stock.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling our shares below net asset value per share.

The purchase price at which you purchase shares of common stock will be determined at closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our shares. As a result, in the event of an increase to our net asset value per share, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price. See "Determination of Net Asset Value."

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline to our net asset value per share.

The purchase price at which you purchase shares will be determined at each semi-monthly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. In the event of a decrease to our net asset value per share, you could pay a premium for your shares of common stock if our board of directors does not decrease the offering price.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. However, there can be no assurance that we will complete a liquidity event within such time or at all. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation.

Prior to the completion of a liquidity event, our tender offer program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Tender Offer Program" for a detailed description of our tender offer program.

In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio